UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2020

Commission File Number: 001-37452

CELYAD SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad SA

On March 2nd, 2020, Celyad SA (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1, except for the quote of Filippo Petti contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-220285) and S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on March 2, 2020

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and Nasdaq: CYAD), a clinical-stage biopharmaceutical company focused on the development of CAR-T cell-based therapies, today announced that Stephen Rubino, Ph.D. has been appointed Chief Business Officer. Dr. Rubino has more than 25 years of strong commercial and strategic development experience in the pharmaceutical and biotechnology industry, including 17 years at Novartis. He will serve on the executive leadership team and will lead business and corporate development for Celyad.

“We are excited to have Stephen join Celyad as we continue to grow our executive team’s presence in the U.S. while broadening our global perspective of the industry,” said Filippo Petti, Chief Executive Officer of Celyad. “Stephen has tremendous business development and commercial experience both in and out of the U.S., including directing the commercial development of products that will be invaluable as we advance our clinical CAR-T programs.”

Most recently, Dr. Rubino was Chief Business & Strategy Officer at Omega Therapeutics. Prior to this position, Dr. Rubino served as Global Head of Business Development and Licensing and New Product Marketing for the Cell and Gene Therapies business unit at Novartis. There, he led growth opportunities including evaluation, licensure and commercial development across a pipeline of cell therapy products. He currently sits on the board of Sermonix Pharmaceuticals and Ilkos Therapeutic. Dr. Rubino received a Ph.D. in virology from Cornell University and an M.B.A. from Baruch College.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD SA

Date: March 11, 2020	By:	/s/ Filippo Petti
Filippo Petti Chief Executive Officer